UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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Other Events
Signatures
Index to Exhibits

Other Events

     Attached as Exhibit 100 to Form 6-K are the following materials from the Report on Form 6K of BANCO BRADESCO S.A. for the year of 2005, formatted in XBRL (Extensible Business Reporting Language): (i). Consolidated Balance Sheets as of December 31, 2005 and 2004, (ii). Consolidated Statements of Income  for the Years ended December 2005, 2004 and 2003, (iii). Consolidated Statements of Cash Flows for the Years ended December 31, 2005, 2004 and 2003, (iv). Consolidated Statement of Changes in Shareholders’ Equity for the Years ended December 31, 2005, 2004 and 2003.

     The financial information contained in the XBRL is not the official publicly filed financial statements of BANCO BRADESCO S.A.. The purpose of submitting these XBRL formatted documents is to test the related format and technology and, as a result, investors should continue to rely on the official filed version of the furnished documents and not rely on this information in making investment decisions.

     In accordance with Rule 402 of Regulation S-T, the information in this Form 6-K, including Exhibit 100 shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2007

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar da Silva Vargas
Milton Almicar da Silva Vargas Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Exhibit No: 100	Exhibit Description

           The following materials from the Report on Form 6K of BANCO BRADESCO S.A. for the year fo 2005, formatted in XBRL (Extensible Business Reporting Language): (i). Consolidated Balance Sheets as of December 31, 2005 and 2004, (ii). Consolidated Statements of Income for the Years ended December 2005, 2004 and 2003, (iii). Consolidated Statements of Cash Flows for the Years ended December 31, 2005, 2004 and 2003, (iv). Consolidated Statement of Changes in Shareholders’ Equity for the Years ended December 31, 2005, 2004 and 2003.